Exhibit 99.3

Ramaco Resources

Class B Common Stock (METCB) Teach-In

June 2023

INTRODUCTION	Jeremy Sussman

On behalf of Ramaco Resources, I would like to welcome all of you to our call today to discuss our proposed Class B common stock and our transition to a dual class stock structure. With me on the call today is Randall Atkins, our Chairman and CEO.

Before we start, I'd like to share our normal cautionary statement. Certain items discussed on today's call constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements represent Ramaco's expectations concerning future events. These statements are subject to risks, uncertainties and other factors, many of which are outside of Ramaco's control, which could cause actual results to differ materially from the results discussed in the forward-looking statements.

Any forward-looking statements speaks only as of the date on which it is made, and except as required by law, Ramaco does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. I'd also like to remind you that you can find a reconciliation of the non-GAAP financial measures that we plan to discuss today in our press release, which can be viewed on our website, ramacoresources.com. Lastly, I'd encourage everyone on this call to go on to our website and download today's investor presentation under the Events Calendar.

Today’s call will begin with prepared remarks by Randy where he will offer an overview of the proposed transaction, highlight the key rationale for the Class B common stock, and provide a description of the CORE Resources Assets. I will then go through some of the key financial projections highlighted in this transaction as well as the estimated dividend profile of the company following the transaction.

We will not be holding a live question and answer session on this call; however, we very much welcome participants on the call to email questions to info@ramacometc.com, and we will post answers to commonly asked questions on our website in the coming days at www.ramacoresources.com.

With that, let me introduce our Chairman and CEO, Randall Atkins.

TRANSACTION REVIEW	Randall Atkins

Thank you, Jeremy, and thanks to everyone for joining us today.

I am very pleased to discuss today a proposed novel change to our capital structure. As previously announced, we expect to distribute what is referred to as a tracking stock which we call CORE Resources on or about June 21, 2023, and with that the creation of a new dual class share structure for Ramaco. This distribution will be of new shares of Class B common stock, which is expected to trade on NASDAQ under the ticker symbol METCB. The stock will provide holders with a direct participation in the financial performance of what we are now referring to as our CORE assets. CORE stands for “Carbon Ore and Rare Earth”. We are confident this new structure will benefit our shareholders and help unlock share value from some unique assets which may not be currently reflected in our fundamental met coal operations.

As we have done before we started Ramaco, our focus is on both maximizing shareholder value and returning increasing amounts of capital to our long-term shareholders. As part of this strategy, we continually review the performance of our Company’s assets to determine if changes to our capital structure might better maximize shareholder value.

Based on this ongoing review we concluded that our current stock price does not reflect the unique characteristics of all of our various businesses and assets. As a result, we believe that basically our existing common stock trades at a discount to the aggregate value of our assets. We feel that moving to a dual-class share structure will both benefit our Company, and help maximize shareholder value.

First, to frame why we are issuing the CORE tracking stock let’s review what is unique about Ramaco. First, earnings from our legacy met coal business are increasing faster than any of our peers. We are in an overall growth mode to more than double the size of our met coal production over the next few years.

Yet despite that, our stock currently trades at roughly 2x EV/EBITDA, in line with our peer group. We feel that if we can reorganize our capital structure to better reflect some of our unique assets that the market might be able to better value the company. So let’s break down the assets which we have placed in the tracking stock.

As a play on the price of met coal, we have included a large coal royalty.

As a play on our production growth, we have included our significant assets held in our preparation plants and rail load out facilities. Both of these infrastructure asset groups will pay a tolling fee based on both tons processed and shipped. These two fixed income streams from coal royalties and infrastructure will provide a lower risk profile and more predictable cash flows than from an extraction business.

Lastly, as a play on critical minerals, we just announced the discovery of a major Rare Earth (REE) exploration deposit in Wyoming. That finding would rank our Brook mine as the largest unconventional REE deposit in this country. In the West, we have combined our rare earth mine with an advanced carbon products and materials research program which has developed a wide portfolio of intellectual property and now holds over 50 patents and licenses.

With that as background, let me start with a quick overview of the tracking stock transaction details:

As I mentioned, Ramaco will be moving to a dual-class structure with our Ramaco Resources METC shares representing the interest in the met coal mining operation. Our new CORE Resources class B shares are expected to receive a dividend based on the revenue attributable to the CORE assets.

The new Class B shares will be distributed to our existing Ramaco Resources shareholders via a tax-free dividend. Therefore, holders of our stock as of May 12 this year will soon receive 0.2 shares of the CORE Resources stock for every one share of Ramaco Resource stock in a tax-free dividend, excluding any cash received in lieu of fractional shares. The distribution is contingent upon receiving shareholder approval at the special shareholder meeting on June 12, 2023. We then expect the share distribution to be made on June 21, 2023.

The CORE assets in the tracking stock do not represent a separate legal entity and CORE Resources holders will not own a direct interest in the CORE assets.

The tracking stock is expected to pay a cash dividend based on the financial performance of the CORE assets. Jeremy will walk through the financials shortly. Based upon our projections, this new dividend from CORE Resources, would in practical terms increase our overall total 2023 dividend payout by roughly 33% and would similarly increase our current dividend yield to over 9%.

There are several important advantages to this new capital structure which we think will make it an attractive investment vehicle for investors.

First, CORE Resources will benefit from a Unique Investment Profile. We believe that CORE’s non-cost bearing royalty, infrastructure, rare earth element and carbon products assets are forms of lower risk passive income that are fundamentally different than our coal mining operations. It is our hope that this may lead CORE to be valued based on this lower risk, more predictable income stream of these assets and therefore trade at a higher multiple.

Second, the new structure will provide Increased Transparency. We believe that paying a separate dividend based on the financial performance of CORE Resources, in combination with our regular dividend on Ramaco Resources, can create additional value for shareholders. Investors will receive separate, attributed financial details for each business providing more visibility on their individual performance. This will enable investors to accurately benchmark each business against comparable peers and also provide greater ability to value each business independently.

Third, under this share structure, CORE Resources shares will benefit from common ownership and greater flexibility. We will retain the synergies of doing business as a single entity. Yet we will also provide the flexibility to make additional value enhancing transactions in the future in each entity but operating under one Board and management should any new opportunities arise.

In summary going forward, Ramaco Resources will reflect our legacy met coal mining operations which you are familiar with, while CORE Resources will reflect pure income assets combined with significant possible upside in future rare earth production and carbon products.

We believe our met coal mining operations are fundamentally well positioned with a large, long term high-quality reserve base. As we discussed, we are focused on doubling production to 6.5 million tons by 2026. Our operations benefit from a very attractive mine cost structure. We are also well-positioned to transact into both domestic and export markets based on our advantaged infrastructure and geographic flexibility.

A new part of our growth story is the potential to mine and process deposits of rare earth elements at our Brook Mine in Wyoming. We discussed this unique opportunity in detail on our recent first quarter earnings call and Shareholder Letter.

Now let me explain a bit more detail on our CORE Resources Assets.

As I mentioned earlier, CORE stands for Carbon Ore and Rare Earth. This portfolio of assets is positioned to generate significant income from three primary sources, Coal Royalty Fees, Coal Infrastructure Assets, as well as Rare Earths and Carbon Products.

First, CORE will generate non-cost bearing royalties on coal reserves mined primarily by Ramaco Resources, with income tied to coal prices and production growth. On average, royalty fees for CORE Resources will be equal to a 3% royalty on total Ramaco sales revenue.

Second, CORE will generate fixed fee-based income from its Coal Infrastructure assets, primarily Ramaco’s preparation plants and rail loadouts. The income will be based on a $5/ton fee for coal processed at Ramaco’s preparation plants and a $2.50/ton fee for coal loaded at Ramaco’s rail facilities.

Lastly, CORE has the potential to earn future royalties on deposits of rare earth elements and potential future IP licensing income from leading technology used to convert coal into advanced carbon products and materials.

While the opportunities in Rare Earths and Carbon Products are currently not factored as immediate near-term financial earnings, as the CORE name implies, we feel strongly about the future income potential of these assets. Let me spend a few minutes highlighting these businesses.

As we discussed on our first quarter earnings call, a few weeks ago, we recently received an independent geological assessment of our Brook Mine in Wyoming. This assessment was backed by comments from NETL, one of the Department of Energy’s National Laboratories, that this mine may contain one of the largest unconventional rare earth deposits in the United States. It may also contain one of the most significant deposits in this country of valuable rare earth elements with magnetic properties. These REEs are largely contained in the clay and carbonaceous strata above and below our coal seams.

The area of discovery has already received regulatory mining permits. We could fast track initial limited production on the site by later this year once we decide to move forward. On this REE project we will employ the same conservative, systematic approach and financial discipline that we have used on all of our other mining developments.

While we are vastly encouraged by the magnitude of our initial findings, it is important to remember that our current discoveries encompass less than one-third of the ultimate area of the Brook Mine. We will continue to work with the national labs, and others on further geological assessment, chemical analysis and novel processing techniques to fully understand the overall scope of the opportunity. We of course recognize that any new mine project, especially one involving emerging technology, is always fraught with some uncertainty.

With that said, we believe this is a truly unique discovery, both in terms of the quantity and quality of the REEs and the geological properties of the site. It may allow for the ability to mine and process these rare earth elements in a less costly and more environmentally friendly manner. This is due to the fact that the majority of our REEs are found in softer clay, as opposed to other REE mines that are typically found in hard rock minerals.

We view the potential of our rare earth findings as a possible transformational new direction for our company to potentially become a critical mineral producer. We look forward to updating the investment community on our progress as we move forward.

The final part of our strategy for the CORE Resources assets revolves around our Carbon Products and Materials business opportunity. Our Brook Mine property, which we acquired in 2011, includes one of the largest fee owned thermal coal deposits in the western US. In response to the ongoing shift away from coal-fired power generation, over the past ten years, we initiated a program to investigate alternative uses of our substantial coal resources at the property.

During that time, we collaborated with several government and private partners to develop coal-to-carbon technologies. We have developed a vertically integrated business plan that envisions the mining of coal that can then be processed onsite into much higher value carbon products and materials using our patented processes.

We have secured exclusive licensing agreements from both the Oak Ridge National Laboratory and NETL for the research and development of a wide range of potential commercial applications of coal-to-carbon-based products and materials. As a result of our early initiative and research work to-date, CORE Resources now has an industry leading position with 53 patented or patent pending processes to effectively convert carbon from coal into high value products.

These products and materials have potential opportunities in several essential market segments, including building products, batteries, electrical vehicles, renewable energy, and many forms of electronics.

We have built and developed the Carbon Advanced Material Innovation Center, or what we call iCAM, which is also located next to the Brook Mine site. The iCAM has laboratory facilities to conduct important research alongside national labs, other research institutes, and universities, and we expect that the applied research performed there will continue to develop new carbon products applications over the years.

We are excited by the unique long-term potential for our carbon products business. Indeed, we believe and have coined the phrase that “coal is too valuable to burn.”

With that, I will now turn it over to Jeremy to provide an overview of the financial details of the CORE resources transaction.

FINANCIAL REVIEW	Jeremy Sussman

Thank you, Randy, and thanks to everyone joining us today to learn more about CORE Resources. I will provide some more overview of the financial profile of the CORE assets and walk through our initial estimate of the dividend profile of the new tracking stock shares.

As Randy already highlighted, the current Ramaco Resources shareholders will receive a separate dividend of 0.2 CORE Resources shares for every METC share held as of May 12, 2023. These shares will then receive regular cash dividends based on the financial performance of the CORE assets.

Currently the business will generate all of its income from coal royalties and the coal infrastructure assets. We are hopeful that the CORE assets will in the future also generate royalties and other income from Rare Earth elements and advanced carbon products. A summary of the recent financial performance of the CORE assets as well as our expectations for 2023 can be found on slides 14 and 15 of our investor presentation.

CORE Resources will generate coal royalty income from owned met coal reserve properties that are leased almost entirely to Ramaco. Currently, coal royalties are generated on coal produced at the Elk Creek and Berwind mining complexes. Our Knox Creek complex reserves are leased from third-party owners and are not included in CORE royalty assets.

The blended average royalty rate from these reserves amounts to roughly 3% of total Ramaco revenues. Thus, based on 2023 production guidance of 3.4 million tons at Ramaco, we are forecasting $15.8 million in full year CORE royalty revenues, up from $11.2 million in 2022. Again, I would note that these figures are on a 12-month basis. We would expect continued strong growth in royalty revenues as Ramaco continues to expand its production capacity and as coal prices may increase from today’s more muted levels.

CORE Resources also generates Coal Infrastructure revenue from the coal preparation plants and rail-car loading facilities at Elk Creek, Berwind, and Knox Creek. Although CORE does not generate royalty income from Knox Creek, it does generate revenue from the owned infrastructure assets at that complex. Based on current projected volume levels, we are expecting full year infrastructure revenue of $26.7 million in 2023, up from $17.0 million last year.

As a result, we are forecasting total 2023 annualized CORE Resources income from both royalties and infrastructure of $42.4 million, up meaningfully from income of $28.2 million last year. Based on our initial dividend rate of 20% of the CORE income, the 2023 expected tracking stock dividend paid out on a 12-month basis would be $8.5 million, or $0.91 per share. Since the dividend will be paid only for the second half of 2023, investors would expect to receive roughly 50% of those amounts for this year.

The payment and declaration of dividends on our CORE Resources common stock are of course subject to Board approval and may fluctuate materially quarter to quarter. As a legal matter, we cannot guarantee that we will be able to pay dividends in the future or what the actual dividend amounts may be for any future periods. Subject to the timing of the initial CORE Resources share distribution, we would anticipate the initial cash dividend to be paid in the third quarter of 2023, based on actual second quarter of 2023 results. For more information, please see our June 8, 2023, Registration Statement.

I would now like to turn it back to Randy for some closing remarks.

CLOSING REMARKS	RANDY ATKINS

Thank you, Jeremy. We are extremely excited by this novel transaction and believe our new dual-class capital structure will provide two unique ways to invest in Ramaco shares. We believe our current share price does not reflect the true aggregate value of our businesses, and we hope our new tracking stock structure with CORE Resources will help unlock some of that value to maximize shareholder return.

We thank you today for your time and interest in both Ramaco and CORE. As a reminder, you are welcome to send any follow-up questions to info@ramacometc.com. We will also post answers to the questions in the investor section of our website. This concludes our prepared remarks and thank you.